EXHIBIT 11

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF EARNINGS PER WEIGHTED AVERAGE COMMON SHARE OUTSTANDING

(Millions except common shares and per share data)

(UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Net Income (Loss)	$(0.1)	$(0.6)	$4.4	$8.8
Less: Dividend Requirements on Preferred Stock	—	—	0.1	0.1

Net Income Applicable to Common Stock	$(0.1)	$(0.6)	$4.3	$8.7

Weighted Average Number of Common Shares Outstanding – Basic (000’s)	10,830	10,767	10,817	9,267

Dilutive Effect of Stock Options and Restricted Stock (000’s)	—	—	1	—

Weighted Average Number of Common Shares Outstanding – Diluted (000’s)	10,830	10,767	10,818	9,267

Earnings Per Share – Basic and Diluted	$(0.01)	$(0.06)	$0.40	$0.94

Weighted average options to purchase 33,000 and 66,500 shares of common stock were outstanding during the three month periods ended September 30, 2010 and September 30, 2009, respectively, but were not included in the computation of Weighted Average Common Shares Outstanding for purposes of computing diluted earnings per share, because the effect would have been antidilutive. Also, 5,460 and 12,250 weighted average non-vested restricted shares for the three month periods ended September 30, 2010 and September 30, 2009, respectively were not included in the above computation because the effect would have been antidilutive. Additionally, 28,148 and 23,888 weighted average non-vested restricted shares for the three month periods ended September 30, 2010 and September 30, 2009, respectively were not included in the above computation because the Company was in a net loss position for those periods.

Weighted average options to purchase 33,000 and 66,500 shares of common stock were outstanding during the nine month periods ended September 30, 2010 and September 30, 2009, respectively, but were not included in the computation of Weighted Average Common Shares Outstanding for purposes of computing diluted earnings per share, because the effect would have been antidilutive. Additionally, 6,867 and 35,302 weighted average non-vested restricted shares for the nine month periods ended September 30, 2010 and September 30, 2009, respectively were not included in the above computation because the effect would have been antidilutive.